                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                              Coventry Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    222853103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Patrick T. Hackett
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                  June 30, 1997
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule _ because of Rule 13d-1(b)(3) or (4), check the following: |_|

                             SCHEDULE 13D



-----------------------------           ----------------------------------------
CUSIP No.   222853103                         Page 2 of 13 Pages
-----------------------------           ----------------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Ventures, L.P.                            I.D. #13-3784037
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                               (b) |X|
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---- ---------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         5,717,647
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     5,717,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D



-----------------------------           ----------------------------------------
CUSIP No.   222853103                         Page 3 of 13 Pages
-----------------------------           ----------------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Ventures, L.P.                            I.D. #13-6358475
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                               (b) |X|
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
---- ---------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         5,717,647
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     5,717,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D



-----------------------------           ----------------------------------------
CUSIP No.   222853103                         Page 4 of 13 Pages
-----------------------------           ----------------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.M. Warburg, Pincus & Co., LLC                           I.D. #13-3536050
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                               (b) |X|
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
---- ---------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         5,717,647
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     5,717,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D



-----------------------------           ----------------------------------------
CUSIP No.   222853103                         Page 5 of 13 Pages
-----------------------------           ----------------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Patrick T. Hackett
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                               (b) |X|
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
---- ---------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         5,000
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             5,717,647
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             5,000
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     5,722,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D



-----------------------------           ----------------------------------------
CUSIP No.   222853103                         Page 6 of 13 Pages
-----------------------------           ----------------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joel Ackerman
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                               (b) |X|
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
---- ---------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             5,717,647
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     5,717,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D



-----------------------------           ----------------------------------------
CUSIP No.   222853103                         Page 7 of 13 Pages
-----------------------------           ----------------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan S. Leff
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                               (b) |X|
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
---- ---------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             5,717,647
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     5,717,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 amends the Schedule 13D filed on May 19, 1997 (the "Schedule 13D") on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), and Patrick T. Hackett, Joel Ackerman and Jonathan S. Leff (the "Trustees"), as trustees under a Voting Trust Agreement, dated April 15, 1997 (the "Voting Trust"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Coventry Corporation, a Tennessee corporation (the "Company").

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         Item 3
         ------

         Item 3 of the Schedule 13D is hereby amended by adding the following:

         "The total amount of funds required by Ventures to purchase the Purchased Securities and the Second Closing Securities pursuant to the Purchase Agreement described in Item 4, was $38,117,647, and was furnished from the working capital of Ventures."

         Item 4
         ------

         The second paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         "At the first closing under the Purchase Agreement on May 9, 1997 (the "First Closing"), Ventures purchased an 8.3% Convertible Exchangeable Senior Subordinated Note of Coventry in the aggregate principal amount of $22,844,980 due May 9, 2004 (the "Purchased






                                 8 of 13 Pages

Note") and 235,294 Warrants to purchase Common
Stock (the "Purchased Warrants" and together with the Purchased Note, the "Purchased Securities"). The Purchased Securities represent beneficial ownership of 3,628,320 shares of Common Stock, or approximately 9.9% of the outstanding voting securities of the Company. On June 30, 1997, the second closing occurred under the Purchase Agreement (the "Second Closing"). Ventures purchased an additional Note in the aggregate principal amount of $13,155,020 (the "Second Note") and an additional 773,825 Warrants (together with the Second Note, the "Second Closing Securities"). The Second Closing Securities represent beneficial ownership of 2,089,327 shares of Common Stock, or approximately 5.39% of the outstanding voting securities of the Company. The Purchased Securities and the Second Closing Securities together represent beneficial ownership of 5,717,647 shares of Common Stock, or approximately 14.8% of the outstanding voting securities of the Company."

         The first sentence of the forth paragraph of Item 4 is hereby amended and restated in its entirety as follows:

         "For two years following the Second Closing (the "Second Anniversary"), the holders of Series A Preferred Stock will be entitled to receive, if , when and as declared out of the net profits of the Company, dividends at the rate of $0.83 per share per annum, payable in additional shares of Series A Preferred Stock, valued at $10.00 per share, before any dividends are set apart for or paid upon the Common Stock or any other stock ranking on liquidation junior to the Series A Preferred Stock in any year."







                                 9 of 13 Pages

         The second sentence of the eighth paragraph of Item 4 is hereby amended and restated in its entirety as follows:

         "For so long as Warburg and Franklin own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) at least 50% of the shares of Common Stock beneficially owned by them at the Second Closing, the Company will nominate and use its best efforts to elect and cause to remain as directors on the Board at least one (1) nominee designated by the Majority Holders."

         The sixteenth paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         "None of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h)






                                 10 of 13 Pages
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above."

         Item 5
         ------

         The first paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         "(a) As of June 30, 1997, Ventures beneficially owned 5,717,647 shares of Common Stock, subject to adjustment. By reason of their respective relationships with Ventures, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which Ventures beneficially owns. As of June 10, 1997, 5,717,647 shares of Common Stock represented approximately 14.8% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding as of such date as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997."

         Schedule I
         ----------

         Schedule I to the Schedule 13D is hereby amended such that the following is deleted from both the list of General Partners of WP and the list of Members of EMW set forth on Schedule I:

         "Joanne R. Wenig               Managing Director and Member, EMW"




                                 11 of 13 Pages

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: July 3, 1997              WARBURG, PINCUS VENTURES, L.P.

                                      By: Warburg, Pincus & Co.,
                                              General Partner



                                      By:/s/ Stephen Distler
                                         -------------------
                                         Partner



Dated: July 3, 1997              WARBURG, PINCUS & CO.



                                      By:/s/ Stephen Distler
                                         -------------------
                                         Partner



Dated: July 3, 1997              E.M. WARBURG, PINCUS & CO., LLC



                                      By:/s/ Stephen Distler
                                         -------------------
                                         Member



                                 12 of 13 Pages

Dated: July 3, 1997              By:/s/ Patrick T. Hackett
                                    ----------------------
                                          Trustee


Dated: July 3, 1997              By:/s/ Joel Ackerman
                                    -----------------
                                          Trustee


Dated: July 3, 1997              By:/s/ Jonathan S. Leff
                                    --------------------
                                          Trustee







                                 13 of 13 Pages